Arthur J. Gallagher & Co.

The Gallagher Center

Two Pierce Place

Itasca, IL 60143-3141

October 12, 2006

Mr. Jim Rosenberg

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Arthur J. Gallagher & Co.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the quarterly period ended March 31, 2006
File No. 1-9761

Dear Mr. Rosenberg:

We refer to your letter dated July 21, 2006 regarding your review of Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarterly period ended March 31, 2006 of Arthur J. Gallagher & Co. (Gallagher) and Gallagher’s related response letter dated August 4, 2006.

On September 21, 2006, Mr. Brunhofer, Senior Staff Accountant, from your office called and requested additional clarification related to Comment No. 1 of those letters. To facilitate your review, Mr. Brunhofer’s comment from our telephone conversation is set forth below in bold and our response follows.

Follow-up to Comment No. 1 – Please explain to us why the use of the installment method to account for the sale of partnership interests is more appropriate than the use of the cost recovery method of accounting. Please reference APB Opinion No. 10 (APB 10), Paragraph 12, “Omnibus Opinion—1966—Installment Method of Accounting,” to support your accounting.

The guidance under paragraph 12 of APB 10 is as follows:

Footnote 8, of Paragraph 12, of APB 10, states that “The Board recognizes that there are exceptional cases where receivables are collectible over an extended period of time and, because of the terms of the transactions or other conditions, there is no reasonable basis for estimating the degree of collectibility. When such circumstances exist, and as long as they exist, either the installment method or the cost recovery method of accounting may be used. Under the cost recovery method, equal amounts of revenue and expense are recognized as collections are made until all costs have been recovered, postponing any recognition of profit until that time.”

“Chapter 1A, of ARB No. 43, paragraph 1, states that “Profit is deemed to be realized when a sale in the ordinary course of business is effected, unless the circumstances are such that the collection of the sale price is not reasonably assured.” The Board reaffirms this statement; it believes that revenues should ordinarily be accounted for at the time a transaction is completed, with appropriate provision for uncollectible accounts. Accordingly, it concludes that, in the absence of the circumstances (See Footnote 8) referred to above, the installment method of recognizing revenue is not acceptable.”

Mr. Rosenberg

October 12, 2006

Gallagher Response

We believe the best way to look at the accounting surrounding the sale of these partnership interests is to separate this issue into two components. The first component relates to how Gallagher should be recognizing revenues related to the sale of these partnership interests and the second component relates to how Gallagher should be expensing capitalized costs related to such partnership interests.

First Component – Revenues. Gallagher’s initial response to Comment 1, dated August 4, 2006, referenced the guidance found in SEC Staff Accounting Bulletins (SAB) (Topic 13, which covers SAB 104 and its predecessor SAB 101). We reference that letter for a more complete discussion. That response clarified for the Staff that the sale of these partnership interests (mostly consummated in the third and fourth quarters of 2001) did not result in a gain event at the time the partnership interests were sold, but rather gains should be recognized over time because the terms of the sale contracts state that Gallagher would only be entitled to production-based sales proceeds when, and if, the partnerships’ facilities subsequently produced synthetic coal and when, and if, associated tax credits were subsequently realized by the buyers. Furthermore, at the time of the sales, there were uncertainties surrounding the ultimate volume of production, making the total revenues to be generated not subject to reasonable estimation. Accordingly, Gallagher concluded that it would be inappropriate to recognize revenue on the sale of the partnerships in advance of the period in which production is performed and tax credits are realized by the buyer.

Second Component – Expensing Capitalized Cost. Consistent with Gallagher’s decision to recognize the gains over future periods, it elected to amortize the underlying costs related to these partnership interests using the installment method of accounting allowed by APB 10, Paragraph 12, Footnote 8. While Gallagher could not predict to what extent it would ultimately be able to benefit from the sales of these facilities, nor could Gallagher definitively estimate the revenues that these facilities would generate, it was reasonable to assume that the cash proceeds Gallagher would ultimately receive from these sales would exceed the capitalized cost bases of these partnership interests. Thus, those uncertainties were not so pervasive that it would be more appropriate to use the cost recovery method also allowed under APB 10, Paragraph 12, Footnote 8. The following are some of the factors that led Gallagher to conclude that the installment method was more appropriate than the cost recovery method:

1.	The law allowing these facilities to generate tax credits does not expire until December 31, 2007. At the time of the sales (third and fourth quarters 2001), Gallagher had received indications that the facilities would receive a favorable private letter ruling from the Internal Revenue Service (IRS), thereby allowing production of synthetic coal related tax credits. While this indication was not guaranteed, it provided reasonable assurance that the facilities could be used through December 31, 2007. Accordingly, Gallagher had over six years to receive sale proceeds from these transactions.
2.	At the time of the sales, Gallagher was able to demonstrate, through laboratory and field testing, that the facilities’ processes could produce the necessary chemical change in the synthetic coal required to qualify for tax credits. The processes used were not subject to substantial change and Gallagher believed the partnerships could use the processes throughout the life of the facilities (i.e. until the tax law expired on December 31, 2007).

Mr. Rosenberg

October 12, 2006

3.	Gallagher’s interests were contractually and economically well aligned with the interests of the buyers. Accordingly, it was reasonable for Gallagher to assume that the buyers would use their best efforts to ensure that the facilities were operated for mutual gain. The buyers are large, profitable companies that would be motivated to generate and utilize tax credits from these partnerships. While several partnership interests were sold by Gallagher, the sales from each facility involved only one buyer.
4.	One of the buyers was a utility that had also contractually committed to purchase the synthetic coal produced. Accordingly, Gallagher had good reason to believe that there was a customer that would buy the synthetic coal, provided the facilities were operating.
5.	At the time of sales, production capacities were not fully optimized. However, because the facilities could be used through December 31, 2007, Gallagher and the buyers had good reason to believe that they had enough time to resolve production issues, thereby allowing the facilities to run at levels high enough to recover the capitalized costs.
6.	The facilities are not mechanically complex and are not subject to significant, prolonged or expensive mechanical breakdowns or work stoppages by skilled workers. Accordingly, Gallagher believed there were not substantial physical risks or employee issues that jeopardized the useful lives of the facilities.
7.	The facilities are generally not physically limited with respect to the amount of coal that can be processed. In other words, production is limited only by the customers’ appetites for purchasing synthetic coal and by the amount of tax credits that could be used by the buyers. Accordingly, while Gallagher could not predict the amount of coal that would be produced, it knew at the time of the sales that the facilities had the physical capacity to generate enough synthetic coal to recover the capitalized costs.
8.	The consistent availability of feeder coal stock was, and still is, a substantial risk to successful operation of the facilities. However, at the time of the sales, Gallagher (and the buyers) believed that this possible disruption in raw material supply was simply a normal business risk that could be overcome over the course of operating these facilities through December 31, 2007.
9.	The profit margins on these sale transactions were anticipated to be large enough to cover the amortization of the cost bases over the six-year period.
a.	At the time of the two 2001 sale transactions, Gallagher issued press releases announcing these transactions, which stated that the pretax gains were anticipated to be in the range of $36.0 million to $106.0 million and $48.0 million to $70.0 million, respectively. While these ranges were provided, Gallagher did caution the readers that the ultimate proceeds generated from these sales were based on future production of synthetic coal related tax credits. Gallagher’s aggregate cost bases in all of the sold partnership interests was $28.3 million at the dates of sale transactions. As of March 31, 2006, $8.2 million remained unamortized, which Gallagher still believes will be fully realizable from future sale proceeds generated through December 31, 2007.
10.	At the time of the sales, Gallagher believed that the collectibility of these sale proceeds was reasonably assured and, indeed, this has proved to be the case. Payments were to be made on a quarterly basis, based on the actual production volume at each facility. As previously stated, the buyers of these partnership interests were large, profitable companies and were (and are still) sound credit risks. No quarterly installment payments have been missed to date. Gallagher has had no reason to believe that the buyers will be unable to continue making such payments.

Mr. Rosenberg

October 12, 2006

11.	In the event the buyers had failed to perform under the terms of the sales contracts, Gallagher had the right to repossess the production facilities and resell the facilities to another buyer. Again, Gallagher had six years from the dates of the sales to find other buyers. The market in late 2001 for these types of facilities was very good and because the profit margins were anticipated to be substantial, Gallagher anticipated sufficient margin to incur repossession and resale costs yet still have enough to recover its capitalized costs. Even if Gallagher had not been able to resell the repossessed facilities, Gallagher could have, and would have, used the facilities for its own purposes. Please recall that these facilities allow the owners to take substantial tax credits. Gallagher has generated substantial taxable income since 2001 and these facilities could have been used to generate substantial tax credits for Gallagher.

With the benefit of hindsight, events over the last five years have confirmed management’s selection of the installment method as the more appropriate method (i.e. as compared to the cost recovery method) as Gallagher has received sales proceeds that have been more than sufficient to cover the amortization of the capitalized costs.

As requested in your original letter, Gallagher acknowledges the following:

•	Gallagher is responsible for the adequacy and accuracy of the disclosure made in the filings referenced above.
•	Staff comments or changes to the disclosures made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and
•	Gallagher may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me if you have any additional questions or comments regarding this response.

Very truly yours,

/s/ Douglas K. Howell

Douglas K. Howell

Vice President and Chief Financial Officer